Exhibit 11

                        TRIMAS CORPORATION AND SUBSIDIARIES
                     COMPUTATION OF EARNINGS PER COMMON SHARE
                     (In Thousands, Except Per Share Amounts)

                                                       Three Months Ended
                                                           March 31,
                                                      1997            1996
Primary:

     Net income                                    $16,170          $14,130

     Weighted average common shares outstanding     37,326           36,644
     Dilution of stock options                         325              322

     Weighted average common and common
       equivalent shares outstanding after
       assumed exercise of options                  37,651           36,966

     Primary earnings per common share                $.43             $.38

Fully diluted:

     Net income                                    $16,170          $14,130
     Add after tax convertible debenture
       related expenses                                300              920

     Net income as adjusted                        $16,470          $15,050

     Weighted average common shares outstanding     36,644           36,644
     Dilution of stock options                         325              340
     Addition from assumed conversion of
       convertible debentures                        4,686            5,083

     Weighted average common and common
       equivalent shares outstanding on a fully
       diluted basis                                41,655           42,067

     Fully diluted earnings per common share          $.40             $.36